UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Quarterly Report for the Second Quarter of the 140th Fiscal Year filed on November 12, 2008

On November 12, 2008, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan. This Quarterly Report contains, among other information, Consolidated Financial Statements for the six months period ended September 30, 2008 and the three months period ended September 30, 2008.

Material information in the report, other than the Consolidated Financial Statements, has already been reported by the registrant in its company announcement dated October 29, 2008, a copy of which was submitted under cover of Form 6-K on October 30, 2008 by the registrant.

Attached is an English translation of the registrant’s Consolidated Financial Statements for the six months period ended September 30, 2008 and the three months period ended September 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: November 14, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2008 and September 30, 2008

	As of September 30, 2008		As of March 31, 2008
Assets	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Current assets
Cash and cash equivalents	¥77,216		¥102,010
Time deposits	177		97
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥10,802 million as of September 30, 2008, ¥11,470 million as of March 31, 2008	513,450		523,624
Inventories (Note 3)	560,436		518,441
Deferred income taxes and other current assets (Notes 4, 9 and 10)	130,304		129,505

Total current assets	1,281,583	58.9	1,273,677	60.5

Long-term trade receivables	110,462	5.1	89,695	4.3

Investments
Investments in and advances to affiliated companies	22,712		22,884
Investment securities (Notes 4,10)	84,100		79,479
Other	12,785		11,575

Total investments	119,597	5.5	113,938	5.4

Property, plant and equipment—less accumulated depreciation of ¥594,973 million as of September 30, 2008, ¥579,203 million as of March 31, 2008	527,958	24.3	491,146	23.3

Goodwill	32,299	1.5	31,833	1.5

Other intangible assets	64,356	3.0	61,916	2.9

Deferred income taxes and other assets (Notes 9,10)	38,942	1.7	42,941	2.1

	¥2,175,197	100.0	¥2,105,146	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	As of September 30, 2008		As of March 31, 2008
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	¥106,045		108,890
Current maturities of long-term debt	97,959		107,928
Trade notes, accounts payable and bills payable	379,180		387,104
Income taxes payable	34,705		52,453
Deferred income taxes and other current liabilities (Notes 9,10)	197,297		205,157

Total current liabilities	815,186	37.5	861,532	40.9

Long-term liabilities
Long-term debt	284,729		235,277
Liability for pension and retirement benefits	37,783		38,910
Deferred income taxes and other liabilities (Notes 9,10)	48,049		52,062

Total long-term liabilities	370,561	17.0	326,249	15.5

Minority interests	33,661	1.6	30,239	1.5

Commitments and contingent liabilities (Note 8)	—		—

Shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares as of September 30, 2008 and as of March 31, 2008
Issued 998,744,060 shares as of September 30, 2008 and as of March 31, 2008	67,870		67,870
Outstanding 994,839,215 shares as of September 30, 2008, 995,103,847 shares as of March 31, 2008
Capital surplus	139,941		138,170
Retained earnings:
Appropriated for legal reserve	26,990		26,714
Unappropriated	764,147		685,986
Accumulated other comprehensive income (loss) (Notes 4, 6 and 9)	(38,053)		(28,779)
Treasury stock at cost, 3,904,845 shares as of September 30, 2008, 3,640,213 shares as of March 31, 2008	(5,106)		(2,835)

Total shareholders’ equity	955,789	43.9	887,126	42.1
	¥2,175,197	100.0	2,105,146	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2008 and three months ended September 30, 2008

	Six months ended September 30, 2008
	Millions of yen	Component ratio (%)
Net sales	¥1,211,288	100.0
Cost of sales	885,675	73.1
Selling, general and administrative expenses (Note 5)	166,224	13.7
Other operating income (expenses)	265	0.0

Operating income	159,654	13.2

Other income (expenses)	(2,926)
Interest and dividend income	4,414	0.4
Interest expense	(7,565)	(0.6)
Other–net	225	0.0

Income before income taxes, minority interests and equity in earnings of affiliated companies	156,728	12.9

Income taxes
Current	53,350
Deferred	51

Total	53,401	4.4

Income before minority interests and equity in earnings of affiliated companies	103,327	8.5
Minority interests in income of consolidated subsidiaries	(4,320)	(0.4)
Equity in earnings of affiliated companies	1,334	0.1

Net income	¥100,341	8.3

Yen
Six months ended September 30, 2008
Net income per share (Note 7)
Basic	¥100.82
Diluted	100.72
Cash dividends per share (Note 12)	22.00

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

	Three months ended September 30, 2008
	Millions of yen	Component ratio (%)
Net sales	¥604,456	100.0
Cost of sales	445,839	73.8
Selling, general and administrative expenses (Note 5)	80,882	13.4
Other operating income (expenses)	(1,345)	(0.2)

Operating income	76,390	12.6

Other income (expenses)	(12,430)
Interest and dividend income	1,814	0.3
Interest expense	(3,636)	(0.6)
Other–net	(10,608)	(1.8)

Income before income taxes, minority interests and equity in earnings of affiliated companies	63,960	10.6

Income taxes
Current	30,413
Deferred	(9,958)

Total	20,455	3.4

Income before minority interests and equity in earnings of affiliated companies	43,505	7.2
Minority interests in income of consolidated subsidiaries	(1,467)	(0.2)
Equity in earnings of affiliated companies	572	0.1

Net income	¥42,610	7.0

Yen
Three months ended September 30, 2008
Net income per share (Note 7)
Basic	¥42.81
Diluted	42.78
Cash dividends per share	—

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Shareholders’ Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2008

Millions of yen
Six months ended September 30, 2008
Common stock
Balance, beginning of year	¥67,870
Balance, end of period	¥67,870

Capital surplus
Balance, beginning of year	¥138,170
Sales of treasury stock	1,702
Issuance and exercise of stock acquisition rights (Note 5)	69

Balance, end of period	¥139,941

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714
Transfer from unappropriated retained earnings	276

Balance, end of period	¥26,990

Unappropriated retained earnings
Balance, beginning of year	¥685,986
Net income	100,341
Cash dividends paid (Note 12)	(21,904)
Transfer to retained earnings appropriated for legal reserve	(276)

Balance, end of period	¥764,147

Accumulated other comprehensive income (loss) (Note 6)
Balance, beginning of year	¥(28,779)
Other comprehensive income (loss) for the period, net of tax	(9,274)

Balance, end of period	¥(38,053)

Treasury stock
Balance, beginning of year	¥(2,835)
Purchase of treasury stock	(3,050)
Sales of treasury stock	779

Balance, end of period	¥(5,106)

Total shareholders’ equity	¥955,789

Disclosure of comprehensive income
Net income for the period	¥100,341
Other comprehensive income (losses) for the period, net of tax (Note 6)	(9,274)

Comprehensive income for the period	¥91,067

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2008

Millions of yen
Six months ended September 30, 2008
Operating activities
Net income	¥100,341
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,914
Deferred income taxes	51
Net loss on sale of investment securities and subsidiaries	1,311
Net gain on sale of property	(62)
Loss on disposal of fixed assets	1,273
Pension and retirement benefits, net	(42)
Changes in assets and liabilities:
Increase in trade receivables	(2,515)
Increase in inventories	(42,501)
Decrease in trade payables	(10,104)
Decrease in income taxes payable	(18,240)
Other, net	(17,029)

Net cash provided by operating activities	58,397

Investing activities
Capital expenditures	(68,586)
Proceeds from sale of property	6,894
Proceeds from sale of available for sale investment securities	147
Purchases of available for sale investment securities	(9,318)
Acquisition of subsidiaries and equity investees, net of cash acquired	302
Collection of loan receivables	4,959
Disbursement of loan receivables	(3,386)
Increase in time deposits	(1,519)

Net cash used in investing activities	(70,507)

Financing activities
Proceeds from long-term debt	77,173
Repayments on long-term debt	(41,148)
Increase (decrease) in short-term debt, net	(3,182)
Repayments of capital lease obligations	(20,378)
Sale (purchase) of treasury stock, net	(2,791)
Dividends paid	(21,904)
Other, net	(1,481)

Net cash used in financing activities	(13,711)

Effect of exchange rate change on cash and cash equivalents	1,027

Net increase (decrease) in cash and cash equivalents	(24,794)
Cash and cash equivalents, beginning of year	102,010

Cash and cash equivalents, end of period	¥77,216

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statements and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statements

(1) Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2) The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in Komatsu’s books, to present them in conformity with U.S. generally accepted accounting principles. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, derivative financial instruments, and recognition of certain accrued expenses.

Summary of Significant Accounting Policies

Starting in the fiscal year which began April, 2008, Komatsu has adopted the Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations and financial condition. The disclosures required by SFAS No. 157 were omitted.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2008.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the six months ended September 30, 2008 are as follows:

Millions of Yen
Six months ended September 30, 2008
Additional cash flow information:
Interest paid	¥7,260
Income taxes paid	74,390
Noncash investing and financing activities:
Capital lease obligations incurred	¥22,338

3. Inventories

At September 30, 2008 and at March 31, 2008, inventories comprised the following:

	Millions of yen
	September 30, 2008	March 31, 2008
Finished products, including finished parts held for sale	¥365,142	¥341,363
Work in process	137,596	123,001
Materials and supplies	57,698	54,077

Total	¥560,436	¥518,441

4. Investment Securities

Investment securities at September 30, 2008 and at March 31, 2008 primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at September 30, 2008 and at March 31, 2008 are as follows:

	Millions of yen
	Gross unrealized holding
	Cost	Gains	Losses	Fair value
At September 30, 2008
Investment securities available for sale:
Marketable equity securities	¥32,210	¥35,603	¥4,490	¥63,323
Other investment securities at cost	20,777	—	—	20,777
Current portion of other investment securities at cost	107	—	—	107

	¥53,094	¥35,603	¥4,490	¥84,207

	Millions of yen
	Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2008
Investment securities available for sale:
Marketable equity securities	¥27,648	¥40,557	¥1,477	¥66,728
Other investment securities at cost	12,751	—	—	12,751
Current portion of other investment securities at cost	103	—	—	103

	¥40,502	¥40,557	¥1,477	¥79,582

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Net realized gains (losses) on sale of investment securities available for sale during the six months ended September 30, 2008 and the three months ended September 30, 2008 amounted to losses of ¥1,311 million and losses of ¥647 million, respectively. Such losses were included in “Other income (expenses)” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

In connection with the share exchange of SUMCO CORPORATION and SUMCO TECHXIV CORPORATION effective May 30, 2008, the Company exchanged shares of SUMCO TECHXIV CORPORATION for those of SUMCO CORPORATION. In accordance with the Emerging Issues Task Force (“EITF”) Issue No. 91-5 “Nonmonetary Exchange of Cost-Method Investments”, a non-cash gain of ¥6,148 million is included in “Other income (expenses)” in the accompanying consolidated statement of income.

5. Stock Option Plan

The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant. Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 15, 2008, the Company issued 192 rights of its share acquisition rights to directors during the year ending March 31, 2009. The Company also issued 271 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2009 based on the resolutions of the shareholders’ meeting on June 24, 2008 and the Board of Directors on July 15, 2008. The options vest 100% on each of the grant dates and are exercisable from September 1, 2009.

Komatsu recognizes compensation expense using the fair value method in accordance with SFAS No. 123R “Share-Based Payment”. For the three months ended September 30, 2008, compensation expense was ¥94 million and was recorded in selling, general and administrative expense. Compensation expense after tax for the three months ended September 30, 2008 was ¥56 million.

6. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in “Shareholders’ equity” of the accompanying consolidated balance sheets.

Changes in accumulated other comprehensive income (loss) for the six months ended September 30, 2008 are as follows:

Millions of Yen
Six months ended September 30, 2008
Foreign currency translation adjustments:
Balance, beginning of year	¥(34,457)
Adjustment for the period	(4,998)

Balance, end of period	¥(39,455)

Net unrealized holding gains (losses) on securities available for sale:
Balance, beginning of year	¥24,736
Net increase (decrease)	(4,939)

Balance, end of period	¥19,797

Pension liability adjustments:
Balance, beginning of year	¥(19,208)
Adjustment for the period	(202)

Balance, end of period	¥(19,410)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥150
Net increase (decrease)	865

Balance, end of period	¥1,015

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)
Other comprehensive income (loss) for the period, net of tax	(9,274)

Balance, end of period	¥(38,053)

7. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of Yen	Millions of Yen
	Six months ended September 30, 2008	Three months ended September 30, 2008
Net income	¥100,341	¥42,610

	Number of shares	Number of shares
	Six months ended September 30, 2008	Three months ended September 30, 2008
Weighted average common shares outstanding, less treasury stock	995,234,502	995,216,076
Dilutive effect of:
Stock options	987,725	844,352

Weighted average diluted common shares outstanding	996,222,227	996,060,428

	Yen	Yen
	Six months ended September 30, 2008	Three months ended September 30, 2008
Net income:
Basic	¥100.82	¥42.81
Diluted	100.72	42.78

8. Contingent Liabilities

At September 30, 2008 and at March 31, 2008, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥11,304 million and ¥9,746 million.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 8 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥75,725 million and ¥65,050 million at September 30, 2008 and at March 31, 2008, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at September 30, 2008 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial position.

Komatsu conducts business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

9. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at September 30, 2008 and at March 31, 2008 are as follows.

	Millions of Yen
	September 30, 2008	March 31, 2008
Forwards and options:
Sale of foreign currencies	¥104,349	¥89,531
Purchase of foreign currencies	70,249	68,460
Option contracts (purchased)	3,101	6,071
Option contracts (sold)	1,144	3,009
Interest rate swap, cross-currency swap and interest rate cap agreements	257,156	263,458

Net foreign currency exchange gains (losses) in the accompanying consolidated statements of income for the six months ended September 30, 2008 and the three months ended September 30, 2008 amounted to losses of ¥4,274 million and losses of ¥9,810 million, respectively.

10. The Fair Value of Financial Instruments

(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Accounts Payable and Bills Payable, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4) Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

11. Committed Credit Lines

Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥16,077 million and ¥10,846 million, respectively, as of September 30, 2008 and March 31, 2008 with financial institutions to secure liquidity. As of September 30, 2008 and March, 31 2008, ¥3,114 million and ¥2,087 million, respectively, are available to be used under such credit line agreements.

12. Dividends

(1) Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of Yen)
Ordinary general meeting of shareholders held on June 24, 2008	Common stock	21,904

Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Retained earnings	22	March 31, 2008	June 25, 2008

(2) Dividends to be paid for the six months ended September 30, 2008, of which effective date is after September 30, 2008

Resolution	Type of stock	Aggregate amount of dividends (Millions of Yen)
Board of Directors meeting held on October 29, 2008	Common stock	21,899

Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Retained earnings	22	September 30, 2008	November 28, 2008

13. Business Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

Komatsu operates on a worldwide basis with two operating segments: 1) Construction, Mining and Utility Equipment and 2) Industrial Machinery and Others.

Until the fiscal year ended March 31, 2008, Komatsu had been disclosed two segments: 1) Construction and Mining Equipment and 2) Industrial Machinery, Vehicles and Others. Starting in April 2008, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation.

Segment profit is determined in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit is used by the chief operating decision maker in deciding how to allocate resources and in assessing performance, and excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

Millions of Yen
Three months ended September 30, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥516,147
Intersegment	1,307

Total	517,454
Industrial Machinery and Others—
Customers	88,309
Intersegment	7,032

Total	95,341
Elimination	(8,339)

Consolidated	¥604,456

Segment profit:
Construction, Mining and Utility Equipment	¥70,363
Industrial Machinery and Others	9,176

Total	79,539
Corporate expenses and elimination	(1,804)

Consolidated segment profit	77,735
Other operating income (expenses)	(1,345)
Operating income	76,390
Interest and dividend income	1,814
Interest expense	(3,636)
Other–net	(10,608)

Consolidated income before income taxes	¥63,960

Millions of Yen
Six months ended September 30, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥1,050,225
Intersegment	2,726

Total	1,052,951
Industrial Machinery and Others—
Customers	161,063
Intersegment	13,022

Total	174,085
Elimination	(15,748)

Consolidated	¥1,211,288

Segment profit:
Construction, Mining and Utility Equipment	¥148,748
Industrial Machinery and Others	13,944

Total	162,692
Corporate expenses and elimination	(3,303)

Consolidated segment profit	159,389
Other operating income (expenses)	265
Operating income	159,654
Interest and dividend income	4,414
Interest expense	(7,565)
Other–net	225

Consolidated income before income taxes	¥156,728

The main products and services included in each operating segment are as follows:

a. Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, engines and components, casting products, industrial vehicles and logistics.

b. Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others.

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales to customers recognized by sales destination for the three months ended September 30, 2008 and the six months ended September 30, 2008 are as follows:

Millions of Yen
Three months ended September 30, 2008
Net sales:
Japan	¥128,420
Americas	153,325
Europe and CIS	91,652
China	54,150
Asia (excluding Japan, China) and Oceania	104,526
Middle East and Africa	72,383

Consolidated net sales	¥604,456

Millions of Yen
Six months ended September 30, 2008
Net sales:
Japan	¥234,957
Americas	300,983
Europe and CIS	200,521
China	134,647
Asia (excluding Japan, China) and Oceania	210,073
Middle East and Africa	130,107

Consolidated net sales	¥1,211,288

Net sales recognized by geographic origin for the three months ended September 30, 2008 and the six months ended September 30, 2008 are as follows:

Millions of Yen
Three months ended September 30, 2008
Net sales:
Japan	¥263,855
U.S.A.	139,835
Europe and CIS	80,188
Others	120,578

Total	¥604,456

Millions of Yen
Six months ended September 30, 2008
Net sales:
Japan	¥480,584
U.S.A.	279,166
Europe and CIS	188,206
Others	263,332

Total	¥1,211,288

No individual country within Europe and CIS or other areas had a material impact on net sales.

There were no sales to a single major external customer.

The following information shows net sales and segment profit recognized by geographic origin for the three months ended September 30, 2008 and the six months ended September 30, 2008. In addition to the disclosure requirements under SFAS No. 131, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

Millions of Yen
Three months ended September 30, 2008
Net sales:
Japan—
Customers	¥263,855
Intersegment	119,389

Total	383,244
Americas—
Customers	139,835
Intersegment	15,977

Total	155,812
Europe and CIS—
Customers	80,188
Intersegment	5,759

Total	85,947
Others—
Customers	120,578
Intersegment	10,721

Total	131,299
Elimination	(151,846)

Consolidated	¥604,456

Segment profit:
Japan	¥35,516
Americas	20,949
Europe and CIS	7,340
Others	19,883
Corporate and elimination	(5,953)

Consolidated	¥77,735

Millions of Yen
Six months ended September 30, 2008
Net sales:
Japan—
Customers	¥480,584
Intersegment	239,197

Total	719,781

Americas—
Customers	279,166
Intersegment	26,369

Total	305,535

Europe and CIS—
Customers	188,206
Intersegment	12,004

Total	200,210

Others—
Customers	263,332
Intersegment	21,020

Total	284,352
Elimination	(298,590)

Consolidated	¥1,211,288

Segment profit:
Japan	¥68,542
Americas	37,937
Europe and CIS	19,418
Others	42,278
Corporate and elimination	(8,786)

Consolidated	¥159,389

Transfers between segments are made at estimated arm’s-length prices.

	Millions of Yen	Millions of Yen
	Three months ended September 30, 2008	Six months ended September 30, 2008
Overseas sales:
Americas	¥153,325	¥300,983
Europe and CIS	91,652	200,521
Others	231,059	474,827

Total	476,036	976,331

Consolidated sales	¥604,456	¥1,211,288

	Three months ended September 30, 2008	Six months ended September 30, 2008
Overseas sales as a percentage of consolidated sales:
Americas	25.4%	24.8%
Europe and CIS	15.2	16.6
Others	38.2	39.2

Total	78.8%	80.6%

Overseas sales are composed of the sales to external customers in the countries or areas outside Japan from Komatsu. These areas are grouped based on geographical proximity. Each geographic group is mainly consisted of the following areas:

(1)	Americas: North America and Latin America

(2)	Europe and CIS: Germany, U.K., and Russia

(3)	Others: China, Oceania, Southeast Asia, Middle East and Africa

14. Subsequent Event

The Company resolved the purchase of its own shares at the meeting of the Board of Directors held on October 29, 2008, pursuant to Article 156 of the Corporation Act of Japan as modified by Article 165, Paragraph 3 of the Act.

(1)	Reason for purchase of its own shares

To improve capital efficiency and promote redistribution of profits to shareholders

(2)	Type of shares and total number of shares to be purchased

Up to 40,000,000 shares of common Stock

(3)	Total cost of purchase

Up to 30 billion yen

(4)	Period of purchase

From November 5 to December 30, 2008